YIJIA GROUP CORP.

30 N Gould St., Suite 22545

Sheridan, WY 82801

(310) 266-3738

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Yijia Group Corp.

Registration Statement on Form S-1 Filed September 17, 2021

File No. 333-259600

Dear Sir or Madam:

Pursuant to your comment letter dated September 24, 2021 and telephone call on September 24, 2021, please note the following:

General

1.   We note that your common stock is quoted on the OTC Pink. We also note that the selling stockholders plan to sell their holdings as determined by the prevailing market price or in negotiated transactions. To sell shares at market prices, we require an established public trading market for those shares, and we do not consider the OTC Pink to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders unless and until your shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a national securities exchange.

The registration statement has been revised on pages 3 and 13 to set a fixed price of $.14 per common share to be sold by the selling stockholders unless and until our shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a national securities exchange.

Exhibit 5.1

2.  Please date the attorney legal opinion.

The legal opinion has been dated and refiled.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Yijia Group Corp.

/s/Barry Sytner

Barry Sytner

Chief Executive Officer

September 27, 2021